FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of
Directors and Persons Discharging Managerial Responsibility

Vesting of conditional options granted under GlaxoSmithKline Share Option Plan

This notification sets out information relating to the vesting of share options granted in 2009 under the GlaxoSmithKline Share Option Plan (SOP).

On 17 February 2009, share options were granted under the SOP to Executive Directors and Persons Discharging Managerial Responsibility (PDMR) at an option price of £11.77, or US $33.42 in the case of an American Depositary Share (ADS). The exercise of the options was subject to an EPS performance condition.

The performance period for 50% of the options granted in 2009 to Executive Directors and PDMRs commenced on 1 January 2009 and ended on 31 December 2011. The remaining 50% of the option is subject to meeting a performance condition over a four-year performance period which commenced on 1 January 2009 and will end on 31 December 2012.

The Company did not achieve the EPS performance condition at the end of the three-year performance period to 31 December 2011 and therefore the Remuneration Committee has confirmed the options conditionally granted to the participants listed below all lapsed on 17 February 2012. The remaining 2009 options subject to the four-year performance period ending 31 December 2012 will be assessed in February 2013 and are also set out below.

	Number of options over Shares/ADSs which lapsed		Remaining options over Shares/ADSs subject to a four-year performance period ending 31 December 2012
	Ordinary Shares	ADSs	Ordinary Shares	ADSs
Dr M Slaoui*		79,375		79,375
Mr S M Bicknell	25,250		25,250
Mr J M Clarke	88,750		88,750
Ms D Connelly		88,750		88,750
Mr M Dunoyer	46,250		46,250
Mr E J Gray	57,500		57,500
Mr A Hussain	88,750		88,750
Mr W Louv		28,750		28,750
Mr D Pulman		44,375		44,375
Mr D S Redfern	35,000		35,000
Mr J R Stephenne	57,500		57,500
Ms C Thomas	46,250		46,250
Mr D Troy		44,375		44,375
* denotes an Executive Director

Options were also granted in 2009 to senior executives who have since become PDMRs. Those options were not subject to performance conditions and become exercisable three years after the date of grant.  The Remuneration Committee has confirmed that all of those options became exercisable (with an option price of £11.77) on 17 February 2012.

Number of options over Shares/ADSs exercisable
Ordinary Shares
Mr P Thomson	6910
Dr P Vallance	94,320
Mrs V Whyte	6910

The Company, Executive Directors and PDMRs were advised of these transactions on 20 February 2012.

This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

20 February 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date:  February 20, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc